9120 Lockwood Boulevard
Mechanicsville, VA 23116

December 29, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Response dated December 15, 2014
File No. 001-09810

Dear Ms. Jenkins:
We have received your letter dated December 22, 2014, providing comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of Owens & Minor, Inc. (the “Company”).
The Company is working expeditiously to respond to the Staff’s comments. However, in order to fully address the comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions in consultation with the Company’s independent accountants. Accordingly, we respectfully request an extension of time to Friday, January 16, 2015.
We appreciate the Staff’s assistance in this matter. Should you have any questions that require further information, please feel free to contact me at (804) 723-7595.
Sincerely,
Owens & Minor, Inc.

/s/ Richard A. Meier
Richard A. Meier
Executive Vice President and Chief Financial Officer